SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of July 2008

Commission File Number 001-33921

Cascal N.V.
(Translation of registrant’s name into English)

Biwater House, Station Approach, Dorking, Surrey, RH4 1TZ, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-                    .

 Press Release

On July 23, 2008, Cascal N.V. (“Cascal”) issued a press release announcing the completion of the acquisition of majority stake in Zhumadian China Water Company. A copy of this press release is furnished as Exhibit 107 hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Cascal N.V.
(Registrant)

	By:	/s/ Stephane Richer
Name: Stephane Richer Title: Chief Executive Officer

	By:	/s/ Steve Hollinshead
Name: Steve Hollinshead Title: Chief Financial Officer

Date:  July 23, 2008

EXHIBIT INDEX

Exhibit	Description of Exhibit

107	Press release – “Cascal N.V. Completes Acquisition of Majority Stake in Zhumadian China Water Company: Company now provides water and wastewater services to 4 million customers Worldwide”